KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Condensed Interim Financial Statements

Three months ended March 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

Index

Page

Notice of No Auditor Review

1

Financial Statements

Condensed Interim Balance Sheets

2

Condensed Interim Statement of Comprehensive Loss

3

Condensed Interim Statement of Shareholders’ Equity

4

Condensed Interim Statement of Cash Flow

5

Notes to Condensed Interim Financial Statements

6 – 22

Notice of No Auditor Review of Condensed Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim financial statements as at March 31, 2011 and for the three months ended March 31, 2011 and 2010.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Condensed Interim Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	March 31,	December 31,	January 1,
	2011	2010	2010

Assets
Current
Cash	$994	$5,073	$5,158
GST/HST receivable	1,589	12,394	4,910
Mineral exploration tax credit receivable	0	0	1,060

	2,583	17,467	11,128
Mineral Property Interests (note 5)	151,340	151,340	151,077

	$153,923	$168,807	$162,205

Liabilities
Current
Accounts payable and accrued liabilities	$69,011	$66,523	$41,692
Due to related parties (note 7)	102,713	68,920	10,049

	171,724	135,443	51,741

Shareholders’ Equity (Deficit)

Capital Stock (note 6)	23,866,681	23,866,681	23,492,381
Warrants (note 6)	31,884	31,884	31,884
Contributed Surplus	201,197	201,197	218,347
Deficit	(24,117,563)	(24,066,398)	(23,632,148)

	(17,801)	33,364	110,464

	$153,923	$168,807	$162,205

Commitment (note 9)

Subsequent events (note 11)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Gregory T. McFarlane”

.....................................................................  Director

Gregory T. McFarlane

See notes to condensed interim financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Condensed Interim Statement of Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended March 31
	2011	2010

Expenses
Management fees	$30,000	$90,000
Salary and benefits	12,916	12,937
Office and miscellaneous	4,500	3,556
Regulatory and transfer agent fees	1,391	1,204
Telephone, travel, meals and entertainment	1,121	304
Rent	900	900
Finance, interest and foreign exchange	337	268

Net Loss and Comprehensive Loss for the Period	$(51,165)	$(109,169)

Loss Per Share, basic and diluted	$0.00	$0.01

Weighted Average Number of Common Shares Outstanding	13,963,278	9,507,778

See notes to condensed interim financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Condensed Interim Statement of Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Capital Stock		Contributed	Share Purchase	Share Subscriptions		Total Shareholders’ Equity
	Shares	Amount	Surplus	Warrants		Deficit

Balance, January 1, 2010	8,420,278	$23,492,381	$218,347	$31,884	$0	$(23,632,148)	$110,464

Net loss for the period	0	0	0	0	0	(109,169)	(109,169)
Private placement, net of issuance costs	1,450,000	87,000	0	0	0	0	87,000
Share subscriptions	0	0	0	0	24,000	0	24,000
Transfer from contributed surplus on expiry of options	0	0	(12,250)	0	0	12,250	0

Balance, March 31, 2010	9,870,278	23,579,381	206,097	31,884	24,000	(23,729,067)	112,295

Net loss for the period	0	0	0	0	0	(125,274)	(125,274)
Private placement, net of issuance costs	1,050,000	63,000	0	0	0	0	63,000
Warrants exercised	33,000	3,300	0	0	0	0	3,300
Share subscriptions	0	0	0	0	(24,000)	0	(24,000)

Balance, June 30, 2010	10,953,278	23,645,681	206,097	31,884	0	(23,854,341)	29,321

Net loss for the period	0	0	0	0	0	(117,413)	(117,413)
Private placement, net of issuance costs	2,000,000	120,000	0	0	0	0	120,000

Balance, September 30, 2010	12,953,278	23,765,681	206,097	31,884	0	(23,971,754)	31,908

Net loss for the period	0	0	0	0	0	(99,544)	(99,544)
Warrants exercised	1,010,000	101,000	0	0	0	0	101,000
Transfer from contributed surplus on expiry of options	0	0	(4,900)	0	0	4,900	0

Balance, December 31, 2010	13,963,278	23,866,681	201,197	31,884	0	(24,066,398)	33,364

Net loss for the period	0	0	0	0	0	(51,165)	(51,165)

Balance, March 31, 2011	13,963,278	$23,866,681	$201,197	$31,884	$0	$(24,117,563)	$(17,801)

See notes to condensed interim financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Condensed Interim Statement of Cash Flow

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended March 31
	2011	2010

Operating Activities
Net loss	$(51,165)	$(109,169)
Changes in non-cash working capital (note 8)	47,086	454

Cash Used in Operating Activities	(4,079)	(108,715)

Financing Activities
Issuance of common shares and warrants, net of share issue costs	0	87,000
Share subscriptions	0	24,000

Cash Provided by Financing Activities	0	111,000

Increase (Decrease) in Cash	(4,079)	2,285
Cash, Beginning of Period	5,073	5,158

Cash, End of Period	$994	$7,443

See notes to condensed interim financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the identification, acquisition, exploration and, if warranted, the development of natural resource properties.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Kokomo commenced trading on the CNSX under the symbol “KKO”, and in the USA the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100. The Company’s head office is located at 1000 – 1177 West Hastings Street, Vancouver, British Columbia, Canada.

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred $51,165 in operating losses over the past quarter (March 31, 2010: $109,169) and operating losses over the past two fiscal years (2010 - $451,400; 2009 - $550,218) has a deficit of $24,117,563 as at March 31, 2011 (December 31, 2010 - $24,066,398; December 31, 2009 - $23,632,148), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.

BASIS OF PRESENTATION AND ADOPTION OF IFRS

The Company adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board effective January 1, 2011. These are condensed interim financial statements for the first quarter of the period covered by the first IFRS financial statements to be presented in accordance with IFRS for the year ending December 31, 2011 and IFRS 1, First-Time Adoption of International Financial Reporting Standards, has been applied. The impact of the transition from Canadian generally accepted accounting principles (“GAAP”) to IFRS is explained in note 10.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

3.

BASIS OF PRESENTATION AND ADOPTION OF IFRS (Continued)

These condensed interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

The significant accounting policies set out in note 4 have been applied consistently to all periods presented in preparing the opening balance sheet at January 1, 2010 (note 10) for purposes of transition to IFRS. The accounting policies have been applied consistently by the Company. The Company’s functional and reporting currency is the Canadian dollar.

4.

SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a)

Use of estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates made in the preparation of these financial statements include mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of share-based compensation, and determination of valuation allowance for deferred tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(b)

Financial instruments

Financial assets are classified into one of four categories:

•

fair value through profit or loss (“FVTPL”);

•

held-to-maturity (“HTM”);

•

available-for-sale (“AFS”); and

•

loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i)

FVTPL financial assets

Financial assets classified as FVTPL are stated at fair value with any resultant change in fair value recognized in comprehensive loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset.

(ii)

HTM investments

HTM investments are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method. The Company does not have any assets classified as HTM investments.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Financial instruments (Continued)

(iii)

AFS financial assets

Short-term investments and other assets not otherwise designated are classified as AFS and stated at fair value on the date of acquisition and each subsequent reporting date. Any change in fair value is recognized as other comprehensive income.

(iv)

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period-end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate method.

(v)

Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

(vi)

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

(vii)

Other financial liabilities

Other financial liabilities are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

(viii)

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Mineral property interests

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries, and are monitored for indications of impairment.  Where there are indications of a potential impairment, an assessment is performed for recoverability. Capitalized costs are charged to the statement of comprehensive loss to the extent that they are not expected to be recovered. Exploration expenditure relates to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to construction in progress within property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

From time to time the Company may acquire or dispose of a mineral property pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(d)

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.  Over time the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Changes in closure and reclamation estimates are accounted for as a change in the corresponding capitalized cost.

Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(f)

Revenue recognition

Interest income is recorded as earned at the effective rate of interest over the term to maturity.

(g)

Share-based compensation

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of the options to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received, at either the fair value of the goods or services received or the fair value of the equity instruments issued using the Black-Scholes option pricing model. For both employees and non-employees, the fair value is recognized as an expense with a corresponding increase in contributed surplus. The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(i)

Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company.  Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method. Under this method, the proceeds are allocated to capital stock based on the fair value of the common shares and any residual value is allocated to common share purchase warrants.

(j)

Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the income statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

5.

MINERAL PROPERTY INTERESTS

	Extra High Property	Hope Creek Property	Total

Balance, December 31, 2008	$149,883	$62,976	$212,859

Geological, geochemical, trenching and drilling	1,194	2,340	3,534
Mineral exploration tax credit	0	(1,060)	(1,060)
Write-offs	0	(64,256)	(64,256)

Balance, December 31, 2009	151,077	0	151,077

Geological, geochemical, trenching and drilling	263	0	263

Balance, December 31, 2010 and March 31, 2011	$151,340	$0	$151,340

Extra High Property

As at January 1, 2008 the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers.  The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property.  Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company.  As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator of the property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008.  Colt did not exercise the second tranche of the option. Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds the remaining 33% undivided interest in the Extra High Property.  Pursuant to the joint venture, which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

5.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property (Continued)

Investment in the Extra High Property consists of costs incurred as follows:

	2011	2010	2009	Cumulative to 2011

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	263	1,194	431,160
Colt property option payments	0	0	0	(443,770)

	$0	$263	$1,194	$151,340

Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement in respect to certain mineral claims, which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). The Company obtained the right to acquire a 100% undivided interest, subject to a 1% NSR, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company issued 2,000 common shares and incurred $68,654 in exploration expenditures. The $90,000 staged cash payments were optional and were payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

The Company qualified for the BC Mineral Exploration Tax Credit in 2008 ($7,178) and 2009 ($1,060) for exploration expenses incurred on the property. These amounts were applied against expenditures incurred on this property.

On October 14, 2009, the Company decided to abandon the property and has written it off.

	2011	2010	2009	Cumulative to 2011

Acquisition (property option payments)	$0	$0	$0	$1,500
Geological and geochemical	0	0	2,340	70,994
Mineral exploration tax credit	0	0	(1,060)	(8,238)
Abandonment of property	0	0	(64,256)	(64,256)

	$0	$0	$(62,976)	$0

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

5.

MINERAL PROPERTY INTERESTS (Continued)

Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) for gross proceeds of $54,500. These properties were previously written off at the end of fiscal 2000. However, the Company retains a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

Realization

The Company’s investment in and expenditures on the mineral property interests comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)

Issued

During 2010, the Company entered into a Non-Brokered Private Placement Financing Agreement and issued an aggregate of 4,500,000 units for total proceeds of $270,000, all of which were allocated to common shares. Each unit consists of one common share and one non-transferable share purchase warrant. The share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from the closing date.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

6.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

During 2009, the Company entered into Non-Brokered Private Placement Financing Agreements and issued an aggregate of 7,325,333 units for total proceeds of $518,150 of which $486,267 was allocated to shares and $31,883 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date. The proceeds were allocated between shares and warrants using the residual value method.

(c)

Warrants

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2008	0	$ 0.00
Issued	7,325,333	$ 0.10

Balance, December 31, 2009	7,325,333	$ 0.10
Issued	4,500,000	$ 0.10
Exercised	(1,043,000)	$ 0.10

Balance, December 31, 2010	10,782,333	$ 0.10
Balance, March 31, 2011	10,782,333	$0.10

At March 31, 2011 and 2010, the following warrants were outstanding and exercisable.

	Exercise	Number of Warrants
Expiry Date	Price	2011	2010

July 3, 2011	$ 0.10	3,967,000	4,000,000
July 29, 2011	$ 0.10	1,140,000	1,140,000
September 3, 2011	$ 0.10	102,000	102,000
March 11, 2012	$ 0.10	440,000	1,450,000
April 16, 2012	$ 0.10	550,000	0
May 4, 2012	$ 0.10	500,000	0
August 16, 2012	$ 0.10	2,000,000	0
December 2, 2014	$ 0.10	2,000,000	2,000,000
December 22, 2014	$ 0.10	83,333	83,333

	$ 0.10	10,782,333	8,775,333

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

6.

CAPITAL STOCK (Continued)

(d)

Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2009 and 2008	178,242	$1.25
Cancelled	(14,000)	$1.25

Balance, December 31, 2010	164,242	$1.25
Balance, March 31, 2011	164,242	$1.25

The weighted average remaining contractual life is 0.20 years.

At December 31, 2010 and 2009, all stock options outstanding were exercisable. All options vested immediately upon grant.

	Exercise	Number of Options
Expiry Date	Price	2010	2009

June 15, 2011	$1.25	164,242	178,242

7.

RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount and the amounts due to (from) related parties are unsecured and are payable on demand.

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”).

	March 31, 2011	March 31, 2010

Payable to directors	$75,546	$9,142
Office and other expenses charged by Las Vegas	21,938	5,116
Rent charged by Las Vegas	5,229	1,260
Other expenses paid for by Colt	0	(615)

	$102,713	$14,903

Related party transactions not otherwise disclosed during the period:

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

7.

RELATED PARTY TRANSACTIONS (Continued)

(a)

Pursuant to a Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), the total amount for management fees was $30,000 during the period ended March 31, 2011 (March 31, 2010 - $90,000). Kalpakian Bros. of B.C. Ltd is owned by Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.

(b)

Paid to/from the Company

Las Vegas charged the Company for its share of:

(i)

office expenses of $3,600 (March 31, 2010 - $3,600);

(ii)

rent of $900 (March 31, 2010 - $900); and

(iii)

other expenses paid on behalf of the Company of $nil (March 31, 2010: $35)

Giyani Gold Corp (formerly 99 Capital Inc.) (“Giyani”), a company formerly related by certain common directors, was charged by the Company for its share of:

(iv)

certain expenses paid on behalf of Giyani of $nil (March 31, 2010: $3,175).

8.

CHANGES IN NON-CASH WORKING CAPITAL

	March 31, 2011	March 31, 2010

Other receivables	$10,805	$63
Receivable from related parties	0	(615)
Accounts payable and accrued liabilities	2,488	(4,463)
Due to related parties	33,793	5,469

	$47,086	$454

9.

COMMITMENT

The Company has a Management Services Agreement (the “Agreement”) with Kalpakian Bros., a private company owned by two directors of the Company.  The remuneration for the services provided was $30,000 plus HST per month.  The Agreement expired on October 31, 2010.  Effective November 1, 2010, the Company and Kalpakian Bros. amended the Agreement by means of an Addendum whereby the remuneration payable to Kalpakian Bros. has been reduced to $10,000 per month plus HST.  The Agreement is renewable on an annual basis, and either party may terminate the Agreement at any time by giving three months’ notice to the other party.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

10.

TRANSITION TO IFRS

As stated in note 3, these are the Company’s first interim financial statements for the period covered by the first annual financial statements prepared in accordance with IFRS. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the period ended March 31, 2011, the comparative information presented in these financial statements for the period ended March 31, 2011 and in the preparation of an opening IFRS balance sheet at 1 January 2010 (the Company’s date of transition).

IFRS 1, “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date. IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle.

The Company has elected under IFRS 1 to not apply IFRS 2 to options that were granted on or before November 7, 2002 or to options that were granted subsequent to November 7, 2002 but vested before the date of transition to IFRS.

Adjustments on transition to IFRS

IFRS has many similarities to Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regards to recognition, measurement and disclosure. While adoption of IFRS did not change the Company’s actual cash flows, it resulted in changes to the Company’s balance sheet, statement of comprehensive loss and statement of shareholders’ equity as set out below:

(a)

Share options

On transition to IFRS the Company changed its accounting policy for the treatment of share-based payments whereby amounts recorded in contributed surplus for unexercised stock options are transferred to deficit upon their expiration. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

(i)

As of January 1, 2010, $213,850 of contributed surplus related to options that were no longer outstanding as of that date and, therefore, the $213,850 related to the expired options, has been transferred from contributed surplus to deficit.

(ii)

During the three months ended March 31, 2010, 10,000 options expired and the carrying balance of $12,250 in contributed surplus has been transferred to deficit.  The cumulative amount, including the adjustment as of January 1, 2010, transferred to deficit is $226,100.

(iii)

In the fourth quarter of the year ended December 31, 2010, 4,000 options expired and the carrying balance of $4,900 in contributed surplus has been transferred to deficit.  The cumulative amount, including January 1, 2010, and the three months period ended March 31, 2010 adjustments, transferred to deficit is $231,000.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

10.

TRANSITION TO IFRS (Continued)

(b)

Warrants

The Company has changed its accounting policy for the treatment of unit offerings to the residual value method, whereby proceeds exceeding the fair value of the common shares are allocated to the share purchase warrants.  Previously, the Company’s Canadian GAAP policy was to allocate proceeds based on the relative fair value method.

During the year ended December 31, 2009, the Company issued 7,325,333 units that consisted of one common share and one common share purchase warrant.  Under Canadian GAAP, $182,294 was allocated to the warrants based on the relative fair value method.  As a result of the change to the residual value method, $150,410 has been re-allocated from warrants to capital stock effective January 1, 2010.

(i)

During the three months ended March 31, 2010, the Company issued 1,450,000 units with $19,453 of proceeds being allocated to the warrants under Canadian GAAP.  Under the residual value method, the warrants would have a fair value of $nil and, therefore, the $19,453 has been re-allocated from warrants to capital stock.  The cumulative adjustment, including the January 1, 2010 adjustment, is $169,863.

(ii)

During the second quarter and up to and including the fourth quarter of the year ended December 31, 2010, warrants were issued by the Company in conjunction with unit offerings and under Canadian GAAP, $69,733 of proceeds was allocated to warrants.  Under the residual value method, the warrants would have a $nil value and, therefore, the $69,733 has been re-allocated from warrants to capital stock.  In addition, a total of $20,541 was transferred to capital stock from warrants on the exercise of warrants during the year ended December 31, 2010 under Canadian GAAP.  Using the residual value method, those warrants would have had a carrying value of $nil.  Therefore the net re-allocation from warrants to capital stock is $49,192.  The cumulative effect of the adjustments from January 1, 2010 to December 31, 2010 total $219,055.

Reconciliation of Assets, Liabilities and Equity

The table below provides a summary of the adjustments to the Company’s balance sheets at December 31, 2010, March 31, 2010 and January 1, 2010:

	December 31, 2010	March 31, 2010	January 1, 2010

Total Assets per Canadian GAAP	$168,807	$164,427	$162,205
Adjustments required on adoption of IFRS	0	0	0

Total Assets per IFRS	$168,807	$164,427	$162,505

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

10.

TRANSITION TO IFRS (Continued)

Total Liabilities under Canadian GAAP	$135,443	$52,132	$51,741
Adjustments required on adoption of IFRS	0	0	0

Total Liabilities under IFRS	135,443	52,132	51,741

Shareholders’ Equity

Total Equity under Canadian GAAP	33,364	112,295	110,464
Adjustments required on adoption of IFRS
Capital stock	219,055	169,863	150,410
Warrants	(219,055)	(169,863)	(150,410)
Contributed surplus	(231,000)	(226,100)	(213,850)
Deficit	231,000	226,100	213,850

Total Equity under IFRS	33,364	112,295	110,464

Total Liabilities and Equity under IFRS	$168,807	$164,427	$162,205

Reconciliation of Net Income and Comprehensive Income

The table below provides a summary of the adjustments to net income for the year ended December 31, 2010 and for the three months ended March 31, 2010:

	December 31, 2010	March 31, 2010

Net Loss and Comprehensive Loss per Canadian GAAP	$(451,400)	$(109,169)
Adjustments required on adoption of IFRS	0	0

Net Loss and Comprehensive Loss per IFRS	$(451,400)	$(109,169)

Reconciliation of Cash Flow

The table below provides a summary of the adjustments to cash flow for the year ended December 31, 2010 and for the three months ended March 31, 2010:

	December 31, 2010	March 31, 2010

Operating Activities per Canadian GAAP	$(375,182)	$(108,715)
Adjustments required on adoption of IFRS	0	0

Operating Activities per IFRS	$(375,182)	$(108,715)

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

10.

TRANSITION TO IFRS (Continued)

Investing Activities per Canadian GAAP	$797	$0
Adjustments required on adoption of IFRS	0	0

Investing Activities per IFRS	$797	$0

Financing Activities per Canadian GAAP	$374,300	$111,000
Adjustments required on adoption of IFRS	0	0

Financing Activities per IFRS	$374,300	$111,000

11.

SUBSEQUENT EVENTS

(a)

On April 1, 2011, the Company closed the first tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 1, 2013.  The securities issued are subject to a hold period expiring on August 2, 2011.

(b)

On April 15, 2011, the Company closed the second and final tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 15, 2013.  The securities issued are subject to a hold period expiring on August 16, 2011.

(c)

On May 10, 2011, the Company closed the non-brokered private placement, which was announced on March 6, 2011.  The Company issued a total of 100,000 units of the Company’s securities at $0.10 per unit for gross proceeds to the Company of $10,000.  Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company exercisable at the price of $0.15 until May 10, 2013.  The securities issued are subject to a hold period expiring on September 11, 2011.

(d)

On May 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s mineral concessions and Arqueana’s real estate (“Arqueana’s Assets”).  Pursuant to the LOI, the parties have agreed to enter into a Definitive Property Option Agreement within a period of 60 business days whereby the Company shall have the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totaling $800,000, issuing a total number of 7,000,000 common shares of the Company and incurring property related expenditures totaling $8,000,000 over a period of three years.  Should the Company elect to acquire a 75% right, title and interest in Arqueana’s Assets, then subsequently the Company, subject to certain terms and conditions, may have to issue an additional 3,000,000 common shares and may have to make additional payments totaling $1,000,000.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Three months ended March 31, 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

12.

SUBSEQUENT EVENTS (Continued)

The Company has hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s

Assets.  On May 19, 2011, the Company made a deposit payment in the amount of $13,772 to Wardrop which represents 50% of the total estimated costs of Wardrop.

(e)

On May 19, 2011, the Company announced it will enter into non-brokered Private Placement Financing Agreements with investors (the “Subscribers”) whereby the Subscribers shall purchase up to 2,000,000 units of the securities of the Company at the price of $0.15 per unit for total proceeds to the Company of up to $300,000.  Each unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.20 for a period of one year from closing.  There will be a 10% finder’s fee payable in cash in respect to this transaction.

(f)

A total number of 150,000 share purchase warrants have been exercised for total proceeds to the Company of $15,000.

(g)

A total number of 164,242 incentive share options have expired unexercised on June 15, 2011.

(h)

On June 1, 2011, the Company entered into an Investor Relations Agreement with an arm’s length party in Germany (the “Arm’s Length Party”) whereby the Arm’s Length Party shall provide its services to the Company for a period of four months.  The consideration payable by the Company to the Arm’s Length Party is a cash payment of US $750 and the granting of 120,000 incentive share options which are exercisable at the price of $0.15 per common share for a period of twelve months.